FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
Form 3 Holdings Reported
X Form 4 Transactions Reported
1. Name and Address of Reporting Person* Kuester Dennis J	2. Issuer Name and Ticker or Trading Symbol Marshall & Ilsley Corporation (MI)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	10% Owner
						X	Officer (give title below)	Other (specify below)
President and Chief Executive Officer
(Last) (First) (Middle) 770 North Water Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12-31-2002				7. Individual or Joint/Group Filing (Check Applicable Line)
		5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Milwaukee WI 53202							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

FORM 5 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Performance Units	.687 (1)	1/16/03		D			13,000	1/16/03	1/16/03	Common Stock	8,937	$27.50 (2)	0	D
Performance Units	1.45 (1)	1/17/02		D			13,000	1/17/02	1/17/02	Common Stock	18,850	$63.46 (2)(3)	0	D
Performance Units	1.19 (1)	1/10/01		D5			13,000	1/10/01	1/10/01	Common Stock	15,514	$50.69 (2)(3)	0	D
Performance Units	1.97 (1)	1/11/00		D5			13,000	1/11/00	1/11/00	Common Stock	25,647	$62.14 (2)(3)	0	D

Represents shares per unit rounded 2. Represents common stock price used to settle performance units
3. Not adjusted for 2002 Stock Split

	/s/ Ryan Daniels	January 21, 2003

	**Signature of Reporting Person	Date
By: Ryan E. Daniels, Attorney-in-fact Kuester, Dennis J. 770 North Water Street Milwaukee WI 53202
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.